MOTOR CLUB OF AMERICA

             Exhibit (22) Subsidiaries of the Registrant.

             The following are the subsidiaries of the Company as of March 23, 2001:

Name	State of Organization

Motor Club of America Insurance Company	New Jersey

Preserver Insurance Company	New Jersey

North East Insurance Company	Maine

American Colonial Insurance Company	New York

Mountain Valley Indemnity Company	New Hampshire